Filed by XPO Logistics, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

Excerpts from XPO Logistic, Inc. Earnings Conference Call (February 25, 2014)

CORPORATE PARTICIPANTS

Brad Jacobs XPO Logistics Inc - Chairman, CEO

John Hardig XPO Logistics Inc - CFO

Scott Malat XPO Logistics Inc - Chief Strategy Officer

CONFERENCE CALL PARTICIPANTS

Rob Salmon Deutsche Bank - Analyst

Bill Greene Morgan Stanley - Analyst

Allison Landry Credit Suisse - Analyst

Scott Schneeberger Oppenheimer & Co. - Analyst

Kevin Sterling BB&T Capital Markets - Analyst

John Larkin Stifel Nicolaus - Analyst

Tyler Brown Raymond James & Associates - Analyst

Ryan Cieslak KeyBanc Capital Markets - Analyst

Donald Broughton Avondale Partners - Analyst

David Campbell Thompson Davis & Company - Analyst

PRESENTATION

*        *        *        *

With Pacer, we have started integration planning with Dan and his team, and we’re concentrating on seven areas of potential synergies. We are even more optimistic about the synergies now that we have been working together to examine the possibilities.

In our recent meetings with customers, particularly the larger ones, we are getting very positive reactions to our ability to provide a unique range of multimodal solutions to their transportation needs. These meetings have validated the reasons why we wanted to buy Pacer, 3PD, Optima, and NLM. They all provide services that are rapidly growing in demand in the North American supply chain.

With Pacer coming on board, we can work with our customers to identify intermodal conversion opportunities for long-haul freight. About one-third of our current Freight Brokerage shipments travel over 700 miles, and a significant portion of that business is ripe for conversion. Our sales force is excited to offer an improved intermodal solution to our 9,500 mostly small and midsized customers, and by the way so are the rails.

Pacer has fantastic relationships with several dozen of the largest shippers across North America. In most cases, Pacer is either their number-one intermodal supplier or one of their top three. But the key point is that intermodal is typically less than 10% of a shipper’s total transportation spend. So we have an enormous opportunity to sell these customers truckload, Expedite, LTL, Freight Forwarding, managed transportation, and Last Mile.

QUESTIONS AND ANSWERS

Rob Salmon - Deutsche Bank - Analyst

And how many companies are you guys expecting to acquire to reach that roughly $400 million of revenue? And can you talk a little bit more about that acquisition pipeline?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Sure Rob, it is Brad. So we sent out yesterday — we cleared the SEC and we sent out the filing materials and we set the shareholders vote date for March 27. And as soon as we get the vote, which we believe we will, we’ll close at the end of the month.

So to get to the $2.75 billion, we have about $1 billion now, we did over $250 million in the fourth quarter and that only included less than a week of NLM. And we’ll have some organic growth on that $1 billion. And then we’re going to get Pacer’s almost $1 billion of [trailing] revenue and some organic growth on that. And then we’re going to buy, base case scenario, about $400 million of revenue, and when you add those together, you get up to the $2.75 billion. But I think that is a good solid base case scenario.

In terms of your question about how many different companies, I don’t know. It could be one, it could be five, it could be something between one and five. It all depends. We are talking to a bunch of different companies, some of them are small, some of them are big, some of them are medium. And it’s very hard to predict that. But in aggregate, the base case scenario is we will pick up about $400 million of revenue.

Rob Salmon - Deutsche Bank - Analyst

Thanks a lot Brad, that’s really helpful. And what I’m thinking about just in terms of the acquisition closing, I would imagine given that the proxy is out, anything really kind of before April, and even early April would probably be very challenging. Is that a fair interpretation?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Well yes, the first quarter from everybody in the industry, including ourselves, has been impacted by the weather quite a bit. But the $2.75 billion revenue run rate by year end, that’s a run rate, so that won’t be reported. So we are going to close Pacer for nine months of the year, on a pro forma basis, we’re counting the whole year as if we had owned Pacer from January 1 to get to the $2.75 billion revenue run rate.

Rob Salmon - Deutsche Bank - Analyst

Absolutely Brad, I was getting into terms of timing of additional acquisitions that just given that Pacer’s on the table, it would probably be later in second quarter would be the earliest an incremental acquisition could be coming online. Is that fair?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Probably yes. It’s very hard to predict timing of acquisitions; sometimes acquisitions get really close to getting done and then something kills them at the last minute unfortunately, and sometimes deals are going slow and suddenly everyone wants to hurry up and get them all done in two weeks. So hard to predict.

Rob Salmon - Deutsche Bank - Analyst

Well good luck I guess closing out the Pacer acquisition and as you guys are in discussions with other interested targets.

Operator

Allison Landry from Credit Suisse.

Allison Landry - Credit Suisse - Analyst

Good morning, thanks for taking my question.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Good morning.

Allison Landry - Credit Suisse - Analyst

I wanted to ask a couple of questions on Pacer. And specifically, if we think about the opportunities to fill some of the backhaul at Pacer and improving their underutilized container fleet. Have you already been engaged with your XPO existing customers in terms of the southbound intermodal lanes to Mexico? And in that vein, what is XPO’s exposure to the auto suppliers in the upper midwest?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Okay, several topics there, let’s start with Pacer. Pacer we cleared Hart-Scott-Rodino a few weeks ago. We started meeting with Dan and his team to go over the synergies.

How we are going to put these companies together in the most intelligent way, and we have been focusing on seven different areas so far. The first category obviously is the revenue synergy, the cross-selling. As I mentioned in the prepared remarks, approaching the several dozen tier one customers that Pacer is very tight with, and marketing to them these other services that we are very strong in.

And then taking the 9,500 small to midsized customers that we have at XPO, one-third of which — one-third of the truck brokerage volume that we have going more than 700 miles, so a lot of whiteness for conversion to intermodal, and then marketing Pacer’s product, which is a superior product than we had in intermodal, to those small customers.

And then on the cost side we have had our IT people meeting with Pacer’s IT people having many constructive conversations. They preliminarily identified about $3 million to $5 million of easy synergies over a couple of years. These are obvious things like merging data centers and operating system consolidations and what you do with SAP versus Oracle, and getting all into one CRM, and all the typical things you do in an IT merger.

And then on Brokerage, we are going to be bringing their brokerage group, which is a few dozen people, onto our freight optimizer very quickly after the closing. Give them access to all of our capacity, give them access to our price guidance algorithms, and I can tell you with great confidence I can tell you that they will be ecstatic with access to that technology and to that capacity.

Obviously we are going to tackle the public Company expenses right away. The Board of Directors fees will go away, the auditing fees on a commodity basis will come down. On the real estate we are studying the lease terminations and all the details of the various leases that Pacer has that we have, we’re at the very beginning of that process and we’re going to look at opportunities to co-locate where that makes some sense.

On the Freight Forwarding and what Pacer calls logistics in their company, we are studying that, we are analyzing that, we’re looking at profit improvement opportunities, there’s more meetings going on this week. We’re trying to understand how can we turn that from the red to the black, and what kind of synergies do they have with our XPO Global Logistics division.

And then the final area of synergies is the sales organization structure. Post-Pacer, we will have a little over 100 outside sales reps, and some of those have been calling on the same customers for their respective companies prior to closing. So we are going to rationalize who makes most sense to be covering — who has the best relationship with each customer, and how can we reconfigure that? So lots and lots of planning, it’s at the early stage but moving at a very fast pace there.

You asked about Mexico. Mexico — I couldn’t quite get what your question is on that. You said something about exposure to — are you talking about the legislation down there, are you talking about the weather?

Allison Landry - Credit Suisse - Analyst

Actually, not that at all. Just thinking about the intermodal is generally coming up from Mexico on northbound and the backhaul thinking about southbound intermodal to Mexico, I generally think of that as being auto parts, and I was wondering if XPO has the customers that they could — you guys would be able to sell that product to Pacer to fill the backhaul southbound into Mexico. Does that make sense?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Absolutely, totally got it. So auto is a big industry segment for us. We started with auto way back into 2011 with Express-1, which serves the auto industry directly to auto companies, and also to some of the 4PLs that manage the auto supply chain.

And then when we bought Turbo, they have a big expedite division there as well in Gainesville that services the auto companies directly, and the tier one suppliers to the auto companies. Of course NLM is a well-recognized, highly-decorated, highly-awarded, has a lot of awards they’ve gotten for customer service for the auto companies. We have a lot of auto exposure. I would say we are very good at that.

Now on Pacer, that is only going to go deeper because a lot of intermodal business obviously is auto. When you look at the north/south lanes with Mexico, there is a lot of freight coming up from Mexico into the United States, and there’s not a lot of freight going down into Mexico. So the whole trick on northbound intermodal is to get — when you look at that —as the backhaul or the fronthaul, depending on which side of the border you’re looking at, to get from going from north to south is the key there.

Of course auto has a bunch of parts that go down there and finished goods come back, so yes, we have a real good synergy with Pacer in terms of taking the freight that we’ve got from our auto customers, a lot of which is going on truck right now. All the way from the upper Midwest down to Laredo and sometimes into Mexico and that can be converted onto intermodal. And putting that together with their capacity.

But it’s not just auto. There’s other non-auto industries, and there is also consumer packaged goods that we are strong in, and that we can help with the north/south cycle. Does that answer your question?

Allison Landry - Credit Suisse - Analyst

That answers my question perfectly.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Super.

Allison Landry - Credit Suisse - Analyst

Just as a follow-up, how would you rank filling this underutilized capacity southbound in terms of all the different revenue synergies that you have? Is it like this is the golden goose here, or how do you think about all the different areas including the seven that you mentioned? Where does this fall in the —?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

I would say that is one of the golden geese but there is not one golden goose. I think there is a lot of different avenues to synergize with Pacer and that is one real good one, but I don’t minimize the other ones either.

Kevin Sterling - BB&T Capital Markets - Analyst

I agree, thank you. And you guys I know you briefly touched on your IT spend after the Pacer acquisition. After you close Pacer, will you run two separate IT systems or will Pacer be folded into your existing IT system, and how long will that take?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Pacer, let’s divide it up. Pacer’s truck brokerage group will go onto our system pretty immediately. Because we have time to go ahead and now that we have cleared Hart-Scott-Rodino, we can go in and we can do some training and we can pull the trigger on that really quickly.

Usually it takes us about 90 days to transfer in a methodical way an acquired truck brokerage operation and put them onto our system. And every single one of our acquired truck brokers and all of our cold starts, they’re on the same exact system, they’ve got to be because they’ve got to see the same load board, they’ve got to be able to communicate with each other, they have to have the freight optimizer to guide them on the pricing, you have to all be on salesforce.com so you’re not tripping over each other calling the same customers. So the brokerage will come onto our IT system quite immediately.

On the Freight Forwarding side there, interestingly, they were in the middle of migrating to a same system that we were migrating to. So it looks like we will be migrating to the same system. That was purely coincidental.

On the intermodal, a little trickier and that’s going to take a long time. And that could take up to two years. Because pacer has developed a good customized intermodal software that has got a lot of good features on it that we do have to get them onto our freight optimizer. We all have to be on the same system, but that’s an instance where you want to go a little slower rather than faster, so you don’t mess it up at all and don’t show any disruption to the customers.

Kevin Sterling - BB&T Capital Markets - Analyst

Okay. That’s all I had today. Thanks so much for your time this morning.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Appreciate it, thanks Kevin.

Tyler Brown - Raymond James & Associates - Analyst

Hey John, I was hoping that you could help me conceptualize some of the accounting — the acquisition accounting. You guys have done I’ll call it maybe a dozen acquisitions under your belt or so, but could you conceptualize how much of these purchase prices are generally getting put towards intangibles, and then how you are amortizing those?

John Hardig - XPO Logistics Inc - CFO

Sure, it is different for each acquisition. Because if you look at each business independently and make an evaluation of what the tangible amount is going to be, and it depends on the nature of the business. I think in businesses where we have acquired lines of service that are new to XPO, we tend to have a little bit higher value attributed there because they’ve got unique relationships with carriers like Pacer for instance, their relationships with the railroads, much different scale than we have today at XPO. That ends up driving a little bit different results in terms of the intangibles.

As we buy more truck brokerage acquisitions, that will tend to have a lower intangible proportion of the total values. Because those are — we have a lot more overlap with carriers, a lot more overlap with customers on the truck brokerage side. So it depends a little bit on each business.

Even with Pacer, our relationship with the UP is looked at a little bit differently than other relationships. So it really varies. I would say that intangibles as a percentage of total purchase price is going to run anywhere from 20% to 40%. 20% being more oriented towards the truck brokers where there is not as much overlap in the business lines, and higher for businesses that are unique to us. And then there are all kinds of company-specific scenarios that factor in there as well.

Tyler Brown - Raymond James & Associates - Analyst

Okay, and then on the life, is it a six to eight year type life generally?

John Hardig - XPO Logistics Inc - CFO

Well the biggest portion of the intangibles typically are the customer relationships, and those are amortized over 10 to 12 years generally.

Tyler Brown - Raymond James & Associates - Analyst

Okay, perfect, that is good.

John Hardig - XPO Logistics Inc - CFO

Everything else is a lot shorter.

Tyler Brown - Raymond James & Associates - Analyst

Okay, perfect. And then on the Pacer integration, I appreciate that the intermodal piece won’t come on quickly to your system, but is the idea that they are going to simply show up as a preferred supplier in the freight optimizer, which should happen pretty quickly. And then how do you plan to incentivize sales to sell Pacer?

John Hardig - XPO Logistics Inc - CFO

It will be a toggle. So they’ll still be access to the screen, but you’re going to have to toggle to get from the optimizer to the Pacer software, which is on the surface it goes back to the question we were answering before about the technology investment. So you’ll say what is the big deal? Just takes a couple seconds to toggle. What’s a couple seconds times many, many times a day across the whole country. We’ve got to get — is just going to get fully integrated.

It’s easier to scrape the data. One big part of our IT thrust is to get comprehensive, real-time pricing information. So all this information we are getting about rates as they are changing in real-time across the whole country, we have to get that shared throughout the whole country. So that is why it helps to have eventually to have the Pacer technology fully integrated onto our freight optimizer.

Tyler Brown - Raymond James & Associates - Analyst

Okay, and then is there a different incentive structure for sales to sell Pacer?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

We have not fine-tuned the top plans yet. We just haven’t drilled down to that yet. It’s just too early-stage.

Ryan Cieslak - KeyBanc Capital Markets - Analyst

Brad I wanted to just go back a little bit to Pacer and you gave a lot of really nice color on the areas you’re targeting from a synergy standpoint; I just wanted to see if you could maybe, if you have any quantitative idea of where do you think those actually shakeout from a synergy standpoint going forward. Maybe even directionally if you think about the $100 million of EBITDA run rate you are targeting at the end of the year, how much or if any is related to synergies from Pacer?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

We do have some general ideas, but I don’t want to put them out there because we’re such early-stage in the planning, I could be wrong. Let me say it this way. We are encouraged by the amount of synergies that we can have by putting a $1 billion Company with another $1 billion Company. It is more than we originally thought, wasn’t what we were planning on. As we now ramp-up the integration planning now, that we have passed Hart-Scott-Rodino, and we are spending more time with each other, I think that is going to become a bigger plus.

But we are not — implicit in your question is are we counting on some outsized huge synergy that is off the charts in order to get to the $25 million of EBITDA in the fourth quarter, the answer is no. We are counting on a reasonable amount of synergies. We’re basically counting on our existing businesses growing organically at a reasonable pace and buying $400 million of acquisitions between now and the end of the year.

Ryan Cieslak - KeyBanc Capital Markets - Analyst

Okay, but there is some baked in from a synergy standpoint it sounds like.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Yes, but a reasonable amount.

Ryan Cieslak - KeyBanc Capital Markets - Analyst

Got you. Okay, that is helpful.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

There are certain synergies that are no-brainers. We’re not going to be paying Board fees to their Board members anymore for example. And audit fees will be coming down on an aggregate basis, and there will be some co-los on the real estate, and there are some things that are definite.

Operator

David Campbell from Thompson Davis.

David Campbell - Thompson Davis & Company - Analyst

Good morning Brad and Scott and John. I appreciate all of your comments, and Brad you have expressed in written reports that you have been interested in Pacer for a long time. I was just curious, what — I know that intermodal is growing, I know it is an important solution for shippers. But I don’t see the growth of Pacer. Pacer has stabilized in the last 12 months. But since 2009 its revenues are flat to down. I am curious as to why — what are you going to do differently?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

A couple things, a very, very good topic. So why is the revenue down? The revenue is down because they had a reclassification of how they handle revenue from an accounting point of view because when the UP contract expired or got renegotiated to the new one, certain gross revenue got booked as net revenue, and I think they lost like $400 million of accounting revenue. And the revenue they did from accounting was booked as net revenue, so that is why the revenue looks like it was going down at least in my understanding and in prying.

In terms of the business there, I’m much more concerned about how people do on the bottom line and topline. On the bottom line there, when Dan came in there, they weren’t making a whole lot of money at all. And I think it bottomed out at several million dollars of EBITDA and he built up to close to $30 million of EBITDA. That seems to me to be a pretty darn good trajectory. I think from the profit point of view, he has really changed the course of the ship there and got it pointed in the right direction, the profitability has increased.

You mentioned Pacer’s — I wanted to buy that for a long time. If you read through the proxy, the history of the transaction reads like Brad called Dan, tried to buy them, Dan said no, come back later. Six months later, Brad calls Dan, Dan said go away, this went on for several years.

Intermodal is extremely important to us. When you look at the charts, the slides, David, that we put out when we bought Express-1, you might remember we had four modes, and the fourth one was intermodal. And the reason is that this is the fastest growing part of transportation if you look at the stats back to 1980, and I don’t think that is going to change very much going forward. So we’ve got to be in intermodal and we want to also grow on — we want to take advantage of this cross-border Mexico growth as well.

David Campbell - Thompson Davis & Company - Analyst

Right. And on another subject you haven’t said much about less-than-truckload business. I know it is part of your long-term strategy. But it is nothing right now. Is that going to be acquired by buying asset-based companies or do you have a lot of choices on non- asset-based LTL operations?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Our present strategy for LTL is to grow it primarily organically. If some acquisition comes our way, that is great. But our present we’re all set up, once we bought Interide, we got their software, which was a leading software for LTL and we over a period of a few months integrated that into our freight optimizer, and we negotiated tariffs with the 100 big — with most of the 100 biggest LTL providers. And we rolled out the training program to our sales reps to make sure we are all professional in how we are marketing LTL. And that business is growing organically. It’s still a rounding error in terms of our entire business, but it’s something that could grow real fast.

David Campbell - Thompson Davis & Company - Analyst

And final question is Pacer Logistics has been as you know doing nothing for years. They don’t break out how much of that is freight forwarding, how much of it is warehousing, and other et cetera. If some of it’s freight forwarding and it’s not reporting any earnings, what is the problem?

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Give me a little time to get into the weeds on that. We have just started getting under the hood. On Pacer our prime focus was on that wonderful intermodal franchise and the cross-border franchises they’ve got. On the logistics and the freight forwarding and the NVOCC, and all that business they’ve got, we’re just at the beginning process of really deeply understanding it. It’s a global business, it’s a lot of locations, there’s a lot of moving parts.

I want to understand it fully and it’s not going to take us a long time to do that, but we don’t own the company yet. Once we understand it fully, we will have a plan and that plan will improve its profits one way or the other.

David Campbell - Thompson Davis & Company - Analyst

Okay. Thank you very much.

Brad Jacobs - XPO Logistics Inc - Chairman, CEO

Thank you David. We’ve gone an hour and 15 minutes, but I apologize we took so long and went into the trading time, but I’m happy that we were able to answer all the questions that people who cover us who had questions. Have a great day, thank you for your support, talk to you in 90 days.

Operator

Thank you ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.